Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     ZEUS IP Survey Outlines Additional Potential at Entree's Heruga Deposit,
     Mongolia

     VANCOUVER, Nov. 23 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces that it has received ZEUS induced polarization (IP) survey results which cover the Company's Heruga deposit along with preliminary results from surveys over the Hugo North
Extension deposit. The survey was designed to further test the full extent of the chain of deposits associated with the Oyu Tolgoi mineralized trend, which currently continues along strike for over 12 kilometres.
     "Entree's Lookout Hill property hosts the northern and southern extensions of the 12 kilometre Oyu Tolgoi mineralized system. Oyu Tolgoi has evolved into one of the premier copper-gold porphyry camps in the world and the results of this survey support our contention that significant potential exists to expand the known resources within the district, including Lookout
Hill," stated Greg Crowe, Entree's President and CEO.
     ZEUS is a proprietary induced polarization (IP) and resistivity technique licensed in Mongolia by GoviEx Gold Inc. and represents the next generation of
IP technology. This new technology enables identification of targets to depths of up to 3,500 metres. ZEUS was recently used to survey over the Heruga resource area on Entree's Javhlant mining licence and the Hugo North Extension resource area on Entree's Shivee Tolgoi mining licence. The Hugo North
Extension and Heruga deposits were discovered while Ivanhoe Mines' was conducting exploration work on Entree's Lookout Hill property during the earn-in phase, prior to the formation of a joint venture between the two companies in 2008.
     A vertical cross section of the data through Entree's Heruga Deposit indicates the IP signature extends to depth, well below the deepest mineralized drill intercepts at 1,300 m (see map on www.entreegold.com).
Earlier IP surveys in this area further suggest the Heruga mineralized trend may be offset to the west, but continues as a chargeability high for 4 kilometres further south on Entree's Javhlant licence. This highly prospective area remains to be drill tested.
     The survey also tested the Hugo North and Hugo North Extension deposits.
The data clearly indicates additional potential to depth and along strike to the north. In contrast to the close spatial association with IP anomalies seen at the Central, Southern Oyu and Heruga deposits, the high grade Hugo North and Hugo North Extension deposits occur along the eastern flank of the ZEUS IP anomaly.
     The Hugo North Extension resource area, which hosts the richest mineralization defined along the Oyu Tolgoi mineralized trend to date, extends for 625 metres north of the Entree-Ivanhoe Mines joint venture boundary. A drill hole located approximately 1,300 metres north of the property boundary
(drill hole EGD081B) intersected Hugo North style mineralization at a vertical depth of approximately 1,200 metres, suggesting that the mineralization continues to the north, well past the current limit of defined resources and extent of detailed drilling. There is an additional 8 kilometres of highly prospective ground along strike to the north of Hugo North Extension that has received minimal drill testing.
     The ZEUS system appears to be effective in outlining new areas of exploration potential, especially to significantly greater depths than previously possible. It is a useful tool to apply in areas where traditional geophysical methods (conventional IP and magnetometer) have defined shallower targets. Future targets could include the southwestern continuation of the
Heruga deposit, where the deposit is nearer surface, and the projected continuation of the Oyu Tolgoi trend to the north of Entree's Hugo North
Extension deposit. Further information can be reviewed by visiting
http://www.ivanhoemines.com/i/pdf/ZEUS_at_Oyu_Tolgoi.pdf

     Qualified Person

     Robert Cann, P.Geo., Entree's Vice-President, Exploration, a qualified person as defined by National Instrument 43-101 ("NI 43-101"), supervised the preparation of the information in this release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo
Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under agreements with Empirical Discovery
LLC, in Nevada through option agreements with HoneyBadger Exploration Inc. and
Bronco Creek Exploration Inc. and in British Columbia through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to future drilling programs and expansion of resources. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687 4777, Toll Free: 1-866-368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687 4777, Toll Free: 866-368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:00e 23-NOV-09